EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH

ACCEPTANCE OF OFFERS OF TENDER

[                      , 2013]

Dear Shareholder:

J.P. Morgan Access Multi-Strategy Fund II (the “Fund”) has received and accepted for purchase your tender of all or a part of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or a part of your Shares, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of December 31, 2013, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than February 15, 2014, unless the repurchase date of the Shares in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance, the Fund’s Board of Trustees reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Shares, in accordance with the terms of the tender offer. The Note will be held by BNY Mellon on your behalf. Upon a written request by you to BNY Mellon, BNY Mellon will mail the Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2014.

If you are tendering only a portion of your Shares, you remain a Shareholder of the Fund with respect to the portion of your Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at BNY Mellon Investment Servicing (US) Inc. at (302) 791-2810.

Sincerely,

J.P. Morgan Access Multi-Strategy Fund II

Enclosure

[                      , 2013]

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your Shares in J.P. Morgan Access Multi-Strategy Fund II (the “Fund”).

Because you have tendered and the Fund has purchased all or a part of your Shares in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased Shares in the Fund based on the unaudited net asset value of the Fund as of December 31, 2013, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2014.

Should you have any questions, please feel free to contact the Tender Offer Administrator at BNY Mellon Investment Servicing (US) Inc. at (302) 791-2810.

Sincerely,

J.P. Morgan Access Multi-Strategy Fund II

Enclosure

2